

Mail Stop 3561

March 29, 2010

<u>Via U.S. Mail</u>

Ms. Elizabeth D. Brumley, Chief Financial Officer
Bristow Group Inc.
2000 W. Sam Houston Parkway S., Suite 1700
Houston, Texas 77042

> **Re:** **Bristow Group Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed May 21, 2009**
> **File No. 001-31617**

Dear Ms. Brumley:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the fiscal year ended March 31, 2009</u>

<u>Financial Statements, page 62</u>
<u>Notes to Consolidated Financial Statements, page 67</u>
<u>Note 1 – Operations, Basis of Presentation and Summary of Significant Accounting Policies, page 67</u>
<u>Accounts Receivable, page 68</u>

1. We note from your disclosure that during fiscal 2007, 2008 and 2009, you recognized revenue and decreased your reserves for $8.3, $8.8 and $4.2 million, respectively, collected from your unconsolidated affiliated in Mexico related to amounts billed in prior years. We also note that you refer to Note 3 for discussion of receivables with unconsolidated affiliates; however, we were unable to find such discussion. In this regard, please tell us and revise your disclosure in future filings to discuss in greater detail the nature and reasons for the decreased reserves which resulted in the recognition of the related revenue.

<u>Note 2 – Acquisitions and Dispositions, page 74</u>
Bristow Norway Acquisition, page 74

2. We note that on October 31, 2008, the company acquired the remaining 51% interest in Bristow Norway and began consolidating the entity. We further note that the company's ownership interest in Lufttransport AS and $5.1 million in cash were used to pay for the acquisition. Please tell us, and revise future filings to clarify the following with regards to this acquisition:

   a. the purchase price of the acquisition, including the value of the company's ownership interest in Lufttransport AS at the time of transfer;
   b. the nature of the "recapitalization" in which $24.6 million in equity was contributed to Bristow Norway including the business purpose, whether such amounts represented part of the purchase price, and how the equity contributed was valued and determined; and
   c. how the change in interest gain of $12.6 million was determined.
   We may have further comment upon receipt of your response.

HC and RLR, page 75

3. We refer to footnote (1) to the table on page 76. Your disclosure indicates that the company previously recognized revenue from HC on a cash basis due to the uncertainty of collectability. Furthermore, beginning in fiscal 2009, as a result of the improved financial condition of HC, revenues have been recognized on an accrual basis. In this regard, this information appears to conflict with the second paragraph on page 40 in which you disclose that HC's payments to the company have been delayed as a result of additional working capital and cash requirements of HC from new contracts. In addition,

the company recorded an allowance on HC receivables resulting from their financial difficulty. Given that a further allowance was required on HC receivables, it is unclear why the company believes that recognizing revenue on an accrual basis is appropriate, as well as how collectability is assured. Please advise.

4. We note from page 76 that effective April 1, 2008, as a result of changes to the shareholder agreement with Heliservicio, the company is now accounting for the investment in this entity under the equity method of accounting when the cost method was previously used. Given your disclosure on page 75 that your investment in Heliservicio was reduced from 49% to 24%, please tell us the nature of the changes in the shareholders agreement that have allowed the company to exercise significant influence over Heliservicio. We may have further comment upon receipt of your response.

Note 10 – Stockholders' Investment and Earnings per Share, page 102
Common Stock, page 103

5. We note the issuance of 4,715,000 and 281,900 shares of common stock in fiscal 2009. Please reconcile the aggregate 4,996,900 with the total common stock issued per the stockholders' equity statement of 5,187,751.

6. In a related matter, please revise note 10 in future filings to ensure that all issuances of stock and purchases of treasury shares are disclosed, including the number of shares and prices at which the shares were issued or repurchased.

Note 12 – Quarterly Financial Information (Unaudited), page 110

7. We refer to the last sentence in footnote 4 in which you describe a reduction in maintenance expense. Please tell us the facts and circumstances that lead to a credit from the maintenance provider. Your response should include the details of the renegotiation of the power by the hour contract mentioned on page 35 and the line item in your statements of income where the credit was reflected.

Note 13 – Supplemental Condensed Consolidating Financial Information, page 111

8. Please revise future filings to state that the guarantee is full and unconditional if true. Refer to Regulation S-X, Article 3-10(b)(4).

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts

Ms. Elizabeth D. Brumley, CFO
Bristow Group Inc.
March 29, 2010
Page 4

relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief